UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   September 2014

File No.   000-55111

San Antonio Ventures Inc.

(Name of Registrant)

3750 West 49th Avenue, Vancouver, British Columbia, Canada V6N 3T8

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

San Antonio Ventures Inc.

(Registrant)

Dated: September 11, 2014	By: /s/ “Gordon Keep” Gordon Keep Director

Exhibits:

99.1

Filing Statement

99.2

Consent of Chapman Petroleum Engineering Ltd.

99.3

Consent of Harold J. Ryan

99.4

Consent of Gordon J. Allen

99.5

Consent of Deloitte LLP

99.6

Consent of MNP LLP